Filed pursuant to Rule 424(b)(2) Commission file No. 333-139914

1,898,762 shares of Common Stock

SECURITY WITH ADVANCED TECHNOLOGY, INC.

This prospectus relates to 721,300 shares of common stock, 700,500 shares of common stock underlying convertible preferred stock and 476,962 shares of common stock underlying warrants to purchase common stock of Security With Advanced Technology, Inc. which may be offered by the selling stockholders identified on page 13 of this prospectus for their own account.

We will receive no part of the proceeds from sales made under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

The shares of common stock being offered pursuant to this prospectus are “restricted securities” under the Securities Act of 1933, as amended (the “Securities Act”), before their sale under this prospectus. This prospectus has been prepared for the purpose of registering these shares of common stock under the Securities Act to allow for a sale by the selling stockholders to the public without restriction. The selling stockholders and the participating brokers or dealers may be deemed to be an “underwriter” within the meaning of the Securities Act, in which event any profit on the sale of shares or warrants by the selling stockholders, and any commissions or discounts received by the brokers or dealers, may be deemed to be underwriting compensation under the Securities Act.

Our common stock is traded on the NASDAQ Capital Market under the symbol “SWAT” and certain of our warrants are traded on the NASDAQ Capital Market under the symbol “SWATW.” On January 9, 2007, the last reported sale price of our common stock was $5.12 per share.

Investing in our common stock and warrants involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 25, 2007.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover. You should rely only on the information contained or incorporated by reference in this prospectus.

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FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into the prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements or our industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. Please see the “Cautionary Note Regarding Forward-Looking Statements” in our Form 10-KSB for the year ended December 31, 2005 for a discussion of certain important factors that relate to forward-looking statements contained in this prospectus. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct.

These forward-looking statements are subject to numerous risks, uncertainties and assumptions about us, including the factors described under “Risk Factors” in this prospectus. The forward-looking events we discuss in this prospectus might not occur in light of these risks, uncertainties and assumptions. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

Overview

Security With Advanced Technology, Inc. (NASDAQ: SWAT & SWATW), previously A4S Security, Inc. and sometimes referred to in this prospectus as the Company, develops and markets high end mobile digital video surveillance and security integration technologies. The nature of our business includes sales and marketing, engineering, customer support, manufacturing, administration and finance. We maintain facilities and/or personnel to support these efforts in Westminster, Colorado, Loveland, Colorado and Sacramento, California.

We were formed in 1999 and initially pursued the development of our technology for use by the United States Air Force under a contract to develop digital technology capable of capturing multiple feeds of video, audio and data, including the utilization of Global Positioning Satellite Time, to provide simultaneous time and location synchronized views of multiple different video, audio and data streams of flight and weapons systems. Following the completion of this contract, we retained the proprietary commercial rights to our software development, which today is the core technology of our public transportation, high value facility surveillance.

In early 2004, as a result of significant lead times being encountered in the buying decisions of law enforcement customers we began marketing products to mass transit customers. Through 2005, Kansas City Area Transit Authority, or KCATA, was our principal customer. During 2006, in addition to KCATA, ten additional customers, including the Greater Cleveland Regional Transit Agency, ordered units. During the nine months ended September 30, 2006, four customers collectively accounted for approximately 72% of our revenues for the period. We currently have approximately a $2.7 million backlog of orders from transit agencies. Our primary near term focus is the mass transit market, and we are currently engaged in active discussions with numerous metropolitan transportation authorities. During the nine months ended September 30, 2006, we were awarded and had substantially completed a contract by the San Joaquin Regional Rail Commission (SJRRC) to install 31 ShiftWatch® Transportation Video Systems in SJRRC’s Altamont Commuter Express rail system. The SJRRC contract includes options for additional units to be acquired by SJRRC or its assignees, with our approval. Three additional California based organizations, Capitol Corridor Joint Powers Authority, City of Elk Grove and City of Vacaville, have ordered ShiftWatch® systems under the option provisions granted to SJRRC, and we believe that other agencies will purchase from us under this option which provides such organizations with an efficient and less time consuming procurement option.

During July 2005, we completed our initial public offering, resulting in the sale of 1,380,000 units, each consisting of one common share and one warrant to purchase one common share, exercisable at $9.00 per share. The public offering raised approximately $8,280,000 in gross proceeds for us. Approximately $3,510,000 in convertible notes and accrued interest were automatically converted into approximately 2,434,000 shares of common stock upon the completion of the public offering.

We believe that our ShiftWatch® 3.0 architecture, which is in final development to be implemented in our TVS 300 product, is able to meet or exceed the high resolution digital video specifications that will be valuable in a variety of surveillance applications. We are currently evaluating alternatives for this technology at possibly lower development costs for faster product introductions. Our primary efforts in this area have been focused on designing a mass transit product that would provide unequaled remote access through state of the art wireless capability for near real time review and download to a fully scalable back end server model. We anticipate that our product will lead the industry in interoperable capabilities, while providing the highest allowable video resolution that will comply with or exceed anticipated industry minimum specifications. At present, we are evaluating the estimated elapsed time and costs to bring several new products opportunities where we could be in a position to generate revenues more rapidly. We are currently evaluating marketing and distribution options and alternatives to cost effectively address a variety of markets.

The United States Patent and Trademark Office has notified us through our legal counsel that they are currently examining our patent application we filed in November of 2001, that holds numerous claims relative to the method and manner of handling the digital video streams and recording of same and use of MPEG video.

At a special meeting of our shareholders held on December 28, 2006, our shareholders approved the Plan of Merger dated September 3, 2006 between the Company, the Company’s wholly owned subsidiary, Vizer Merger Sub, Inc., Vizer Group, Inc., Avurt International, Inc., Scott G. Sutton, Sandy Sutton and Michael Cox. Pursuant to the terms of the Plan of Merger, Vizer merged with Vizer Merger Sub, with Vizer surviving the merger as a wholly-owned subsidiary of the Company. Accordingly, effective December 31, 2006, Vizer is a direct wholly owned subsidiary of the Company and Avurt, Vizer’s wholly owned subsidiary, is an indirect wholly owned subsidiary of the Company. As consideration under the Plan of Merger, the shareholders of Vizer received an aggregate of 754,380 shares of the Company’s newly issued restricted common stock and the Company repaid debt totaling $114,051. Up to an additional 533,333 shares of the Company’s newly issued restricted common stock may be issued to the shareholders of Vizer based upon future performance criteria under an earn-out arrangement. The shareholders have the right to receive up to $750,000 of the earn-out consideration in cash rather than stock of the Company. In addition, pursuant to the terms of the Plan of Merger, effective December 31, 2006, the Company entered into two-year employment agreements with each of Mr. Sutton, Mr. Cox and Thomas Muenzberg. Under these agreements, Mr. Sutton will be employed as the Company’s President, Mr. Cox will be employed as the Company’s Vice President of Engineering, and Mr. Muenzberg will be employed as the Company’s Vice President of Finance.

Vizer Group specializes in product design, system design, engineering, installation, and integration of facility security systems including access control, video surveillance, intrusion detection, and wireless mesh network systems. With a focus on network centric technology and hosted services, Vizer developed a unique proprietary “e-Link” solution which is built around a web hosted software platform and a unique network based device providing a business complete control over access, alarms, and video systems remotely through a secure and easy-to-use website. This product is sold primarily on the basis of a monthly service fee thereby creating recurring revenue. Vizer’s customers include Lockheed Martin, Remington Arms, Johnson & Wales University, ConAgra Foods and Ameriquest Mortgage.

Avurt distributes and produces non-lethal personal protection devices and compliance products currently in use by federal and state agencies. The devices fire a projectile that breaks on impact dispersing a cloud of potent pepper spray based powder causing a severe debilitating reaction in the target area, effective on humans and animals. We believe the use of pepper-based projectile products is preferred by many law enforcement agencies due to its non-lethal impact as compared to other “stun” products in use by law enforcement agencies to control suspects. A series of new proprietary (patent pending) handheld launchers and projectiles are scheduled to be released by Avurt early in 2007. In addition to the current customer base, the new launcher is anticipated to be marketed to: consumers, security guards, postal carriers, animal control officers, animal owners, campers, hikers, bikers, aid workers, military police and consumers that desire additional personal protection.

Today, we are focused on several areas in the security market: mobile and fixed based video surveillance solutions using our proprietary products as well as those of others that we believe are complementary and effective in specific applications; the completion of the development of our proprietary “e-Link” access control solution; and the completion and commencement of our line of non-lethal personal protection devices for use by consumers, animal control personnel, security personnel, police, and military desiring a non-lethal solution to situation control.

Background

We were organized as a partnership in September 1999 and subsequently incorporated in Montana in January 2000. In December 2004, we reincorporated in Colorado. Our executive offices are located at 10855 Dover St., Suite 1000, Westminster, CO  80021. Our telephone number is (303) 439-0372. Our website is www.swat-systems.com. The information on our website is not intended to be a part of this prospectus, and you should not rely on any of the information provided there in making your decision to invest in our common stock or warrants.

In October 2006, we changed our name from A4S Security, Inc. to Security With Advanced Technology, Inc. Unless otherwise indicated, all information in this prospectus gives effect to the name change.

RISK FACTORS

An investment in our common stock and warrants involves significant risks. You should read these risk factors before deciding whether to invest in our company. The following is a description of what we consider our key challenges and risks.

Risks Related to Our Business and Industry

We have a limited history of product sales and have incurred substantial losses since inception, which makes it difficult to evaluate our prospects and the merits of investing in our securities.

We were incorporated in December 1999. For approximately four years, we were primarily engaged in the research and development of our initial security product, the MIL-4000, under a contract with the United States Air Force, which was our only product until 2003, when we commercially released ShiftWatch® TVS™, which has only minimal sales to date. As a result of our limited operating history, we have a limited amount of sales and financial data that you can use to evaluate our business. You must consider our prospects in light of the risks, expenses and challenges of attempting to introduce new products in new and developing markets. We may not address these risks, and our business strategy may not prove successful.

In 2004, we had revenues of $268,500 and incurred a net loss of $1,326,000. In 2005, we had revenues of $108,500 and incurred a net loss of $4,193,000. We expect to continue to incur significant sales, marketing, general and administrative and product development expenses in connection with the development of our business. Although we believe our sales will begin to increase and currently we have open orders of approximately $2.7 million in process, we expect to incur a net loss for 2006.

If we are unable to raise additional working capital, we will be unable to fully fund our operations and to otherwise execute our business plan, leading to the reduction or suspension of our operations and ultimately our going out of business.

We currently have approximately $3.0 million of cash on hand to fund our operations going forward.  We believe that cash generated by the operations of our businesses in conjunction with available working capital should be sufficient to continue our business for at least the next 12 months.  Should our costs and expenses prove to be greater than we currently anticipate, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses, such as through an acquisition of new products, the depletion of our working capital would be accelerated.  To the extent it becomes necessary to raise additional cash in the future as our current cash and working capital resources are depleted, we will seek to raise it through the public or private sale of debt or equity securities, the procurement of advances on contracts or licenses, funding from joint venture or strategic partners, debt financing or short-term loans, or a combination of the foregoing. We may also seek to raise additional capital through a secured or other borrowing arrangement or to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. We currently do not have any binding commitments for, or readily available sources of, additional financing.  We cannot give you any assurance that we will be able to secure the additional cash or working capital we may require to continue our operations.

Even if we are able to raise additional financing, we might not be able to obtain it on terms that are not unduly expensive or burdensome to the company or disadvantageous to our existing shareholders.

Even if we are able to raise additional cash or working capital through the public or private sale of debt or equity securities, the procurement of advances on contracts or licenses, funding from joint venture or strategic partners, debt financing or short-term loans, or the satisfaction of indebtedness without any cash outlay through the private issuance of debt or equity securities, the terms of such transactions may be unduly expensive or burdensome to the company or disadvantageous to our existing shareholders.  For example, we may be forced to sell or issue our securities at significant discounts to market, or pursuant to onerous terms and conditions, including the issuance of preferred stock with disadvantageous dividend, voting or veto, board membership, conversion, redemption or liquidation provisions; the issuance of convertible debt with disadvantageous interest rates and conversion features; the issuance of warrants with cashless exercise features; the issuance of securities with anti-dilution provisions; and the grant of registration rights with significant penalties for the failure to quickly register.  If we raise debt financing, we may be required to secure the financing with all of our business assets, which could be sold or retained by the creditor should we default in our payment obligations.  We also might be required to sell or license our products or technologies under disadvantageous circumstances we would not otherwise consider, including granting licenses with low royalty rates and exclusivity provisions.

Historically, our revenues have been generated by only one principal customer, and we will be unable to operate profitably unless we expand our customer base.

Our success depends on our ability to market and enhance our products to meet and maintain our current customers’ and potential customers’ needs. We have produced security products which have been installed in buses operated by KCATA. KCATA accounted for substantially all of our sales in 2005 and 2004, and is our current principal security customer. We believe our ability to substantially increase our revenues and generate net income is contingent on successfully expanding our sales and marketing efforts and our consummation of additional sales orders and contracts. If we are unable to expand our customer base, we will be unable to operate profitably.

Our marketing efforts are focused primarily on municipalities or quasi-governmental agencies, such as mass transit authorities and law enforcement agencies, which can have prolonged buying cycles and operate under voter mandated budget constraints. As a result, sales to these potential customers could be delayed or not achieved.

We anticipate that our primary customers in the near future will be municipalities or quasi-governmental agencies, such as mass transit authorities and law enforcement agencies. Municipalities generally have prolonged purchase and buying cycles and generally require compliance with specified proposal and request for proposal conditions. They typically have budget considerations and buying patterns frequently tied to fiscal year considerations. In order to do business with certain customers we may also be subject to a number of public policies covering procurement procedures. As a result of these prolonged buying cycles and particular procurement procedures as well as voter mandated budgetary constraints, our sales to these potential customers could be delayed or not achieved.

Most of our end-users are subject to budgetary and political constraints that may delay or prevent sales.

Most of our end-user customers are government agencies. These agencies often do not set their own budgets and therefore have little control over the amount of money they can spend. In addition, these agencies experience political pressure that may dictate the manner in which they spend money. As a result, even if an agency wants to acquire our products, it may be unable to purchase them due to budgetary or political constraints. Some government agency orders may also be canceled or substantially delayed due to budgetary, political or other scheduling delays which frequently occur in connection with the acquisition of products by such agencies.

We may not achieve substantial business from governmental agencies because of our brief operating history and absence of a prior relationship.

We expect to derive a significant amount of our future revenues from sales made to municipalities and other governmental agencies. Governmental agencies or quasi-governmental agencies are more likely than private sector clients to provide business based on our reputation and our relationship with the agencies. We have a brief operating history and only one principal customer, KCATA. Accordingly, it may be more difficult for us to establish substantial business with agencies. Also, if for any reason our reputation or relationship with a governmental agency is impaired, or if levels of government expenditures and authorizations for our products do not increase or shift to products in areas where we do not provide products, our business generated from governmental sources may be materially and adversely affected.

Our growth plans will be hindered if the markets for our products do not develop as anticipated.

The markets for our security, surveillance and personal protection products are still emerging. Our growth is dependent on, among other things, the size and pace at which the markets for our products develop. If the markets do not grow as we anticipate, our growth plans will not be realized. Continued growth may be hindered, for many reasons, including products deemed to be superior to ours that are offered by our competitors, our customers experiencing technical difficulty in utilizing our products, or our customers achieving their security and protection objectives by using alternative solutions.

Product modifications, upgrades and enhancements may affect our ability to successfully market our products.

Our surveillance software, like any software product, will require modifications. We are also continually engaged in seeking product upgrades and enhancements. As we move forward with these changes, we may experience delays due to programming or product development. Such delays may impact our ability to meet delivery schedules or other commitments to customers or prospective customers and may ultimately result in our inability to successfully market our products.

Our surveillance products, exclusive of the software, are currently produced and assembled with generally available off-the-shelf components. Should technological changes in the product be necessary that would make such off-the-shelf components no longer workable, it could have an impact on our ability to deliver finished products, as well as our costs to have such products manufactured.

Changes in technology, product features required by customers and product features offered by our competitors may affect our ability to successfully market our products.

Technological and software based products continue to evolve and change in the marketplace and will require modifications to our products. We are also continually engaged in seeking product upgrades and enhancements and future product development requirements may involve delays in product advancement and additional costs. Such changes and additional costs may impact our ability to successfully market our products.

We rely upon patents, trademarks and trade secrets to protect our proprietary rights that we believe give us a competitive advantage; however, such intellectual property protections may not be broad enough, could be successfully challenged or may become useless as competitors independently develop similar technologies. Enforcement of intellectual property rights is expensive and involves a significant amount of management resources, which could decrease our revenues, and, if we lose, defeat our competitive advantage.

Our ability to compete depends to a significant degree upon the protection of our products and other proprietary technology rights. We may not be able to protect our proprietary technology, and our proprietary rights may not provide us with a meaningful competitive advantage. To protect our proprietary technology, we rely on a combination of patents, trademarks, trade secrets and non-disclosure agreements, each of which affords only limited protection. Any inability to protect our intellectual property rights could seriously harm our business, operating results and financial condition. It is possible that:

•	our pending patent applications may not result in the issuance of patents;

•	any patents issued to us may not be broad enough to protect our proprietary rights;
•	any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents;
•	current and future competitors may independently develop similar technologies, duplicate our products or design around any of our patents; and
•	former employees, consultants or contractors may violate their confidentiality or non-compete agreements with us leading to a loss of proprietary intellectual property.

In an effort to protect our unpatented proprietary technology, processes and know-how, we require our employees and consultants to execute confidentiality agreements. However, these agreements may not provide us with adequate protection against improper use or disclosure of confidential information. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees or consultants have previous employment or consulting relationships. Also, other companies may independently develop substantial proprietary information and techniques or otherwise gain access to our trade secrets. We intend to market our products in many different countries, some of which we will not have patents in or applied for. Different countries have different patent rules and we may sell in countries that do not honor patents and in which the risk that our products could be copied and we would not be protected would be greater.

Claims that we infringe upon third parties’ intellectual property rights could be costly to defend or settle, and thus could reduce our income or increase our net loss.

We may from time to time encounter disputes over rights and obligations concerning intellectual property. Although we believe that our intellectual property rights are sufficient to allow us to market our products without incurring liability to third parties, third parties may bring claims of infringement against us. Such claims may be with or without merit. Any litigation to defend against claims of infringement or invalidity could result in substantial costs and diversion of resources. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Our business, operating results and financial condition could be harmed by a reduction in income or an increase in our net loss if any of these events occurred.

In addition, we may indemnify certain of our customers against certain claims that our products infringe upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and such customers against infringement claims. In the event of a claim of infringement, our customers and we may be required to obtain one or more licenses from third parties. We, or our customers, may be unable to obtain necessary licenses from third parties at a reasonable cost, if at all. An adverse decision in a lawsuit or failure to obtain any such required licenses could limit our ability to market our products resulting in a loss of revenues and could require us to restructure our operations.

We have limited human resources; we need to attract and retain highly skilled personnel; and we may be unable to manage our growth effectively with our limited resources.

We expect that the expansion of our business may place a strain on our limited managerial, operational and financial resources. We will be required to expand our operational and financial systems significantly and to expand, train and manage our work force in order to manage the expansion of our operations. Our future success will depend in large part on our ability to attract, train and retain additional highly skilled executive level management, logistics and sales personnel. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms or at all. If we are not successful in attracting and retaining these personnel, our business, prospects, financial condition and operating results would be materially adversely affected. Further, our ability to manage our growth effectively will require us to continue to improve our operational, financial and management controls, reporting systems and procedures, to install new management information and control systems and to train, motivate and manage employees. If we are unable to manage growth effectively and new employees are unable to achieve adequate performance levels, our operating results will suffer.

Our competitors may have greater resources or sales and marketing capabilities than we have, and we may not have the resources necessary to successfully compete with them.

The security, surveillance and personal protection businesses are highly competitive, and we may face increasing competition. We expect that many of our competitors will have greater financial and human resources, more experience in research and development, and more established sales, marketing and distribution capabilities than we have. Therefore, our efforts to increase sales may be unsuccessful. In addition, the security, surveillance and personal protection markets we are focused in are all characterized by rapid technological change. New product introductions or other technological advancements could make some or all of our products obsolete.

Our dependence on third party suppliers for key components of our devices could delay shipment of our products and reduce our sales.

We rely on a limited number of suppliers for the components of our products. In fact, Vizer depends on one supplier for the delivery of its pepper-based projectiles that it sells. Our reliance on third-party suppliers creates risks related to our potential inability to obtain an adequate supply of projectiles, components or subassemblies and reduced control over pricing and timing of delivery of components and sub-assemblies. Specifically, we may depend on suppliers of sub-assemblies, machined parts, injection molded plastic parts, printed circuit boards, custom wire fabrications and other miscellaneous customer parts for our products. We also do not have long-term agreements with any of our suppliers. Except possibly for the PepperBall® projectiles, we believe that there are readily available alternative suppliers in most cases; however there is no guarantee that supply will not be interrupted. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenues, profitability and financial condition. In the event we are unable to obtain projectiles from PepperBall® on reasonable terms or at all, we will be required to find another supplier of projectiles. There can be no assurance that we will be able to find another supplier or that we will be able to obtain projectiles on financial and other terms that are acceptable to us.

We are materially dependent on the acceptance of our personal protection products by the law enforcement and corrections market, and if law enforcement and corrections agencies do not purchase such products, our revenues will be adversely affected and we may not be able to expand into other markets.

A substantial number of law enforcement and corrections agencies may not purchase our pepper-based, non-lethal personal protection devices. In addition, if our products are not widely accepted by the law enforcement and corrections market, we may not be able to expand sales of our products into other markets. Law enforcement and corrections agencies may be influenced by claims or perceptions that pepper-based weapons are unsafe or may be used in an abusive manner. Sales of our products to these agencies may also be delayed or limited by these claims or perceptions.

Our personal protection device business will substantially depend on sales of our launcher and related cartridges, and if these products are not widely accepted, our growth prospects will be diminished.

Our personal protection device revenues will predominantly depend on sales of our launcher and related cartridges, which have not yet been released to the market. The development of these products is complex, and we may experience delays in completing the development and introduction of these products. We cannot provide any assurance that these products, or any other products that that we may develop in the future, will achieve market acceptance. Our inability to release these products or their failure to achieve broad market acceptance, would significantly harm our growth prospects, operating results and financial condition. Further, if we fail to develop new products on a timely basis that achieve market acceptance, our business, financial results and competitive position could be adversely affected.

To the extent demand for our personal protection products increases, our future success will be dependent upon our ability to ramp manufacturing production capacity.

Although we currently market personal protection devices manufactured and designed by others, we have not begun to market our own launcher. To the extent demand for that product, or other products we may develop, increases significantly in future periods, one of our key challenges will be to ramp our production capacity to meet sales demand, while maintaining product quality. We plan to use a contract manufacturer for these products. Our inability to meet any future increase in sales demand or effectively manage our expansion could have a material adverse affect on our revenues, financial results, and financial condition.

Our services and reputation may be adversely affected by product defects or inadequate performance.

Management believes that we offer state-of-the art products that are reliable and competitively priced. In the event that our products do not perform to specifications or are defective in any way, our reputation may be materially adversely affected and we may suffer a loss of business and a corresponding loss in revenues. For example, our current ShiftWatch® TVS 300 product containing significant software and feature enhancements was released in the fourth quarter of 2006. Recent quality testing indicates that the latest version is experiencing hardware related supply challenges delaying several installations caused by a third party vendor. We are actively attempting to mitigate this situation using all means available to us to resolve this problem. This will affect revenues previously expected to begin in the fourth quarter of 2006 and there can be no assurance that we will resolve this problem without further negative impacts to our revenue for future periods and our reputation.

Our operating results may fluctuate, which makes results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this Risk Factors section, and the following factors, may affect our operating results:

•	Our ability to expand our customer base;
•	Our ability to penetrate the law enforcement and the general security applications markets;
•	Our plans to increase our marketing personnel and other marketing costs to further our growth strategy;
•	Our plans to continue to develop new and improved product offerings;
•	Our intent to focus on long-term goals over short-term results;
•	General economic conditions and those economic conditions which could specifically affect purchasing by our target customers; and
•	Geo-political events such as war, threat of war or terrorist actions.

Our auditors have added an emphasis paragraph to their opinion raising a question of our ability to continue as a going concern.

Due to our continued losses and limited capital resources our Independent Registered Public Accounting Firm issued an opinion on our 2005 financial statements that questions our ability to continue as a going concern. The auditors’ report discloses that we did not generate significant revenues in 2005, we incurred a net loss of approximately $4,193,000 and consumed net cash in operations of approximately $3,346,000 in 2005. These conditions raise substantial doubt about our ability to continue as a going concern and may make it difficult for us to raise capital. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our financial results could be adversely affected by changes in accounting rules governing the recognition of stock-based compensation expense, which would reduce our income or increase our losses.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), using the modified prospective method. SFAS 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123R also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (the vesting period). Prior to adopting SFAS 123R, we accounted for stock-based compensation plans under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under APB 25, generally no compensation expense is recorded when the terms of the award are fixed and the exercise price of the employee stock option equals or exceeds the fair value of the underlying stock on the date of grant. We previously adopted the disclosure-only provision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Through December 31, 2005, we applied APB Opinion No. 25 and related Interpretations in accounting for our stock-based employee compensation plans. Accordingly, no compensation expense had been recognized for options granted to employees at fair market value.   During the three and nine months ended September 30, 2006, we recorded compensation expense related to stock options that increased the net loss by $187,631 and $481,453, respectively, and basic and diluted net loss per share by $0.05 and $0.12, respectively. The stock option compensation expense was included in operating expenses in the statement of operations.

We substantially increased executive compensation and other expenses in 2005 following the completion of our public offering. As a result, our historical financial statements are not indicative of future results and we must substantially increase revenues in order to become profitable.

During the year ended December 31, 2004, our officers received total compensation of $186,000. We have bolstered our executive team and increased our officers’ compensation in mid 2005. Many of our officers previously worked at reduced levels of compensation. The aggregate annual compensation of our officers in 2005 approximated $500,000. We also substantially increased our sales and marketing activities in an effort to increase sales. Accordingly, our historical financial statements are not indicative of future results. We will need to substantially increase revenues to become profitable. In addition, because of our plans to substantially increase executive compensation and sales and marketing activities as well as incur other expenditures, our business and operating results will be materially adversely affected if our sales do not increase substantially.

Compliance with the new corporate governance requirements to which we will be subject as a public company will cause us to incur significant costs, and the failure to comply with such requirements will expose us to investigations and sanctions by regulatory authorities.

We face new corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently adopted by the SEC, the Public Company Accounting Oversight Board, The NASDAQ Stock Market. These laws, rules and regulations continue to evolve and may become increasingly stringent in the future.

In particular, we will be required to include the management’s report on internal control as part of our annual report for the year ending December 31, 2007 pursuant to Section 404 of Sarbanes-Oxley. We are in the process of evaluating our internal control systems in order (i) to allow management to report on, and our independent auditors to attest to our internal controls, as required by these laws, rules and regulations, (ii) to provide reasonable assurance that our public disclosure will be accurate and complete, and (iii) to comply with the other provisions of Section 404 of Sarbanes-Oxley. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact these may have on our operations. Furthermore, there is no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements relating to internal controls and all other provisions of Section 404 in a timely fashion or achieve adequate compliance with these requirements or other requirements of Sarbanes-Oxley, we might become subject to sanctions or investigation by regulatory authorities such as the SEC, The NASDAQ Stock Market. Any such action may materially adversely affect our reputation, financial condition and the value of our securities, including our common stock. We expect that Sarbanes-Oxley and these other laws, rules and regulations will increase legal and financial compliance costs and will make our corporate governance activities more difficult, time-consuming and costly. We also expect that these new requirements will make it more difficult and expensive for us to obtain director and officer liability insurance.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide financial reports or prevent fraud, our business reputation and operating results could be harmed. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Our articles of incorporation and bylaws contain provisions that could delay or prevent a change in control even if the change in control would be beneficial to our shareholders.

Our articles of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company, even if it were beneficial to our shareholders to do so. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Among other things, these provisions:

•	authorize the issuance of preferred stock that can be created and issued by the board of directors without prior shareholder approval and deter or prevent a takeover attempt;
•	authorize shareholder action only by unanimous written consent, thereby effectively requiring all shareholder actions to be taken at a meeting of our shareholders; and
•	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates.

Failure to maintain adequate general liability, commercial, and product liability insurance could subject us to adverse financial results.

Any general, commercial, and/or product liability claim which is not covered by such policy, or is in excess of the limits of liability of such policy, could have a material adverse effect on our financial condition. There can be no assurance that we will be able to maintain our general liability, product liability, and commercial insurance on reasonable terms.

We may face personal injury, wrongful death and other liability claims that harm our reputation and adversely affect our sales and financial condition.

Our personal protection products are often used in aggressive confrontations that may result in serious, permanent bodily injury or death to those involved. Our products may cause or be associated with these injuries. A person injured in a confrontation or otherwise in connection with the use of our products may bring legal action against us to recover damages on the basis of theories including personal injury, wrongful death, negligent design, dangerous product or inadequate warning. We may also be subject to lawsuits involving allegations of misuse of our products. If successful, personal injury, misuse and other claims could have a material adverse effect on our operating results and financial condition. Although we carry product liability insurance, we may incur large legal expenses in defending these lawsuits and significant litigation could also result in a diversion of management’s attention and resources, negative publicity and a potential award of monetary damages in excess of our insurance coverage. The outcome of any litigation is inherently uncertain and there can be no assurance that our existing or any future litigation will not have a material adverse effect on our revenues, our financial condition or financial results.

Government regulation of our products may adversely affect sales.

        Federal regulation of sales in the United States:  Our personal protection devices are not firearms regulated by the Bureau of Alcohol, Tobacco, Firearms and Explosives, but are consumer products regulated by the United States Consumer Product Safety Commission. Although there are currently no federal laws restricting sales of our personal protection devices in the United States, future federal regulation could adversely affect sales of our products.

        Federal regulation of international sales:  Our personal protection devices are controlled as a “crime control” product by the United States Department of Commerce, or DOC, for export directly from the United States. Consequently, we must obtain an export license from the DOC for the export of our personal protection devices from the United States other than to Canada in the event we offer our products for sale outside the United States in the future. Our inability to obtain DOC export licenses on a timely basis for sales of our devices to international customers could significantly and adversely affect our international sales.

        State and local regulation:  Our personal protection devices are controlled, restricted or their use prohibited by several state and local governments. Our personal protection devices are banned from private citizen sale or use in eight states: New York, New Jersey, Rhode Island, Michigan, Wisconsin, Massachusetts and Hawaii. Some municipalities may prohibit private citizen use of our products but it is difficult to monitor specific city and county regulations associated with devices which launch projectiles with inhibiting substances. Other jurisdictions may ban or restrict the sale of our products and our product sales may be significantly affected by additional state, county and city governmental regulation.

        Foreign regulation:  Certain foreign jurisdictions may prohibit the sale of personal protection devices, limiting our international sales opportunities. We have not yet assessed the regulatory treatment of personal protection devices outside the United States, however, if governments, agencies or other regulatory bodies outside the United States restrict the sale or use of our products, such regulations could significantly and adversely affect our ability to obtain international sales.

Risks Related to the Merger with Vizer Group, Inc.

The earn-out provisions for the merger should not be considered to be predictions of future performance.

The description of the earn-out provision that is contained in the merger agreement with Vizer were the results of negotiations between us and Vizer. They should not be considered to be predictions of future performance by Vizer.

Impairment of goodwill and other intangible assets could result in significant future charges that could jeopardize our ability to raise capital.

Goodwill and other intangible assets will be recorded in connection with the merger. United States generally accepted accounting principles, or GAAP, require that we assess the fair values of acquired entities at least annually in order to identify any impairment in the values. If we determine that the fair value of an acquired entity is less than the net assets of the entity, including goodwill, an impairment loss would be identified and recorded at that time. Future assessments of the acquisition’s fair value could identify material impairment losses resulting in substantial write-offs of goodwill and other intangible assets. Such adjustments could have material adverse effects on our results of operations and our financial position.

Our future business success will be in part dependent upon our successful integration of Vizer.

Mergers involve numerous risks, including the following:

•	Difficulties in integrating the operations, technologies, products and personnel of the acquired companies;
•	Diversion of management's attention from normal daily operations of the business;
•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
•	Initial dependence on unfamiliar partners;
•	Insufficient revenues to offset increased expenses associated with the acquisitions; and
•	The potential loss of key employees of the acquired companies.

The merger may also cause us to:

•	Issue common stock that will dilute our current stockholders’ percentage ownership;
•	Assume liabilities;
•	Record goodwill and non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges;
•	Incur amortization expenses related to certain intangible assets;
•	Incur large and immediate write-offs, and restructuring and other related expenses; and
•	Become subject to litigation.

Acquisitions are inherently risky, and no assurance can be given that the Vizer merger will be successful and will not materially adversely affect our business, operating results or financial condition. Our future performance will depend, in part, upon our ability to manage our growth effectively, which will require that we implement management information systems capabilities, coordinate engineering, accounting, finance, marketing, and operations, and hire and train additional personnel. Failure by us to develop adequate operational and control systems or to attract and retain highly qualified management, financial, technical, sales and marketing and customer care personnel could materially adversely affect our ability to integrate the companies we are acquiring. We may not be able to maintain the quality of our operations, control our costs, comply with all applicable regulations and expand our internal management, technical information and accounting systems in order to support our desired growth. We cannot be sure that we will manage our growth effectively, and our failure to do so could cause us to reduce or cease operations.

Risks Related to Our Securities

The public market for our securities was recently established, and our stock price could be volatile and could decline, resulting in a substantial loss in your investment.

We completed our initial public offering in July 2005, so a trading market was only established recently. An active trading market for our securities may not be sustained, which could affect your ability to sell your securities and could depress the market price of your securities. The stock market in general and the market for technology-related stocks in particular, has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus. In the past securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation against us could result in substantial costs and divert our management’s attention and resources.

Your ownership could be diluted by future issuances of our stock, options, warrants or other securities.

Your ownership in the Company may be diluted by future issuances of capital stock or the exercise of outstanding or to be issued options, warrants or convertible notes to purchase capital stock. In particular, we may sell securities in the future in order to finance operations, expansions or particular projects or expenditures.

We have authorized, but unissued, shares of preferred stock available for issuance, which could negatively affect the value of our common shares.

Our articles of incorporation currently authorize the issuance of 5,000,000 shares of our preferred stock, of which 700,500 shares have recently been designated and issued as Series A Preferred Stock. Our board of directors has the power to issue any or all of these additional undesignated shares without shareholder approval, and such shares can be issued with such rights, preferences, and limitations as may be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. Authorized and unissued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of our company, could make it less likely that shareholders receive a premium for their shares as a result of any such attempt, and could adversely affect the market prices of, and the voting and other rights, of the holders of outstanding shares of common stock.

You may not be able to resell shares of our common stock on favorable terms.

Although our common stock has been quoted on NASDAQ Capital Market under the symbol SWAT since August 25, 2005, the trading in our stock has been limited and sporadic. For example, in the four weeks ended December 31, 2006, the average weekly volume of trading was less than 200,000 shares. A consistently active trading market for our common stock may never be developed, or sustained if it emerges. In addition, the price of our common stock on NASDAQ has been extremely volatile. For example, in that same four-week period, the closing sale price has fluctuated between a low of $5.45 and a high of $7.00. We cannot assure you that you will be able to sell shares of our common stock at an attractive price, that you will be able to sell these securities at any particular price, or that you will be able to sell these securities when you wish.

The offering price of the units and the exercise price of the warrants issued in our 2004 and 2005 private placements were arbitrarily determined; the exercise price of the options and warrants issued to the underwriters of our initial public offering and members of their selling syndicate were also arbitrarily determined.

The price of the units and the exercise price of the warrants issued in our 2004 and 2005 private placements prior to our initial public offering were established by us after consulting with our placement agents, and they do not necessarily bear a relationship to our assets, book value or other recognized criteria of value and should not be regarded as an objective valuation or an indication of any future resale value of the shares or warrants. In addition, the exercise price of the options and warrants issued to the underwriters of our initial public offering and members of their selling syndicate were established by us after negotiation with the underwriters based upon the initial public offering price of our securities, and they do not necessarily bear a relationship to our assets, book value or other recognized criteria of value and should not be regarded as an objective valuation or an indication of any future resale value of the shares or warrants.

The offering price of the units, the exercise price of the warrants and the conversion price of the promissory notes issued in the October 2006 private placement were arbitrarily determined.

The price of the units, the exercise price of the warrants and the conversion price of the promissory notes issued in the October 2006 private placement were established by us after consulting with our placement agent, and they do not necessarily bear a relationship to our assets, book value or other recognized criteria of value and should not be regarded as an objective valuation or an indication of any future resale value of the shares or warrants.

The application of the “penny stock” rules could adversely affect the market price of our common shares and increase your transaction costs to sell those shares.

When the trading price of our common shares is below $5 per share, the open-market trading of our common shares will be subject to the “penny stock” rules. The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse).  For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell the common shares, and may result in decreased liquidity for our common shares and increased transaction costs for sales and purchases of our common shares as compared to other securities.

There is a risk of dilution from the exercise of existing options and warrants, which may lead to potential difficulty in obtaining additional equity capital.

Our common stock may become diluted if warrants and options to purchase our common stock are exercised. These shares, as well as the eligibility for additional restricted shares to be sold in the future, either pursuant to future registrations under the Securities Act of 1933, as amended, or an exemption such as Rule 144 under the Securities Act of 1933, as amended, may have a dilutive effect on the market for the price of our common stock. The terms upon which we will be able to obtain additional equity capital could also be adversely affected.

WE DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

USE OF PROCEEDS

We will not receive any proceeds from the sale of 1,898,762 shares of common stock by the selling stockholders. However, we may receive cash consideration from the exercise of warrants offered by the selling stockholders.

SELLING STOCKHOLDERS

During 2004 and 2005, we sold warrants in a series of private placements prior to our initial public offering. The holders of those warrants were granted piggyback registration rights for the shares of common stock underlying the warrants. In connection with our initial public offering, we issued options to purchase shares of our common stock to the underwritering group of our initial public offering. Such options also contained piggyback registration rights for the shares of common stock underlying the option. In addition, on October 2, 2006, we sold common stock, convertible notes and warrants in a private placement. In connection with the October 2006 private placement, we entered into a Registration Rights Agreement pursuant to which we agreed to register the common stock sold, the common stock underlying the notes and warrants, and the “SWATW” warrants for resale by the selling stockholders. Out of the October 2006 offering, we are registering only the common shares and the shares underlying the notes with this prospectus. The following table sets forth information with respect to the number of shares of common stock beneficially owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The information in the table below is current as of the date of this prospectus. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.

In 2004 and 2005, we issued warrants to purchase up to 246,307 shares of our common stock for $5.15 per share in a private placement, of which 132,179 are being registered herein. These investor warrants expire on June 30, 2007. In 2005, we issued warrants to purchase up to 137,500 shares of our common stock for $6.00 per share in a bridge financing in contemplation of our initial public offering, of which 137,500 are being registered herein. The 2005 bridge warrants expire on July 18, 2010. The options issued to the underwriters in connection with our initial public offering consist of an option to purchase 120,000 shares of our common stock at $7.50 and an option to purchase 120,000 shares of our common stock at $11.25, of which a total of 207,282 are being registered herein. These options expire on July 18, 2010.

The October 2006 private placement included 792,000 common share units at $3.50 per unit with each common share unit consisting of one share of common stock and three warrants to acquire our common stock. In addition, we issued 700,500 convertible promissory note units at $3.50 per unit with each note unit consisting of a 5.13% per annum convertible promissory note and three warrants. Each $3.50 of principal plus interest due under the notes was automatically converted into one share of Series A Preferred Stock upon shareholder approval of such conversion at the Company’s special meeting of its shareholders held on December 28, 2006. The Series A Preferred Stock is non-voting, pays no dividends, contains no liquidation preference and is convertible into one share of common stock for each share of Series A Preferred Stock owned. The warrants contained in the units sold in the October 2006 private placement consist of three separate warrants with the following terms: warrant “A” is exercisable at $4.75 per share and expires four years from closing; warrant “B” is exercisable at $4.75 per share and expires 18 months from closing; and warrant “SWATW”‘s terms mirror exactly our current publicly-traded warrants, trading under the symbol: SWATW. Generally, the SWATW Warrants are exercisable at $9.00 per share, expire in July 2010 and are redeemable by the Company beginning on July 18, 2008 for $0.10 each, under defined conditions, including a minimum trading price of our common stock of $13.50 per share. All warrants are exercisable in cash, commencing six months after the closing and contain anti-dilution rights for stock splits and stock dividends.

On December 15, 2006, we entered into a First Amendment to the Registration Rights Agreement with the holders of a majority of the registrable securities issued in the October 2006 private placement. The First Amendment amended the October 2006 Registration Rights Agreement in order to allow us to file a registration statement covering solely the shares of common stock contained in the common share units and the common stock underlying the Series A Preferred Stock contained in the convertible promissory note units on or before January 10, 2007. Pursuant to the First Amendment, we agreed to use our best efforts in consultation with the investors to file a registration statement covering the shares of common stock underlying the warrants contained in the common share units and the convertible promissory note units and the “SWATW” warrants contained in the common share units and the convertible promissory note units as soon as practicable based upon notice or guidance from the SEC as to when such securities may be registered for resale and, in the absence of such notice or guidance, based upon our and our counsel’s good faith judgment.

We determined beneficial ownership in accordance with rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise indicated, we believe that the persons or entities named in the following table have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to community property laws where applicable. To prevent dilution to the selling stockholders, the following numbers may change because of stock splits, stock dividends or similar events involving our common stock.

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of December 31, 2006, by each of the selling stockholders. The number of shares in the column labeled “Securities Being Offered” represents all of the shares of common stock that each selling stockholder may offer under this prospectus. The table assumes that the selling stockholders sell all of the shares. We are unable to determine the exact number of shares that actually will be sold. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares other than our agreement to maintain the effectiveness of this registration in accordance with the terms of the Registration Rights Agreement executed in connection with the October 2006 private placement.

	Securities Beneficially Owned Prior to Offering					Securities Being Offered			Securities Beneficially Owned After Offering
Name	Shares	Ref	Options/ Warrants	Ref	Total	Shares	Shares Underlying Options/ Warrants	Total	Shares	Options/ Warrants	Total	1% Holders*

1837 Partners L. P (4)	—		3,238	2	3,238		3,238	3,238	—	—	—

Andrea Bauer (11)	—		3,500	5	3,500		2,500	2,500	—	1,000	1,000

Barry O. Moores	—		4,076	2	4,076		4,076	4,076	—	—	—

Bob Nieder	5,250		15,750	1	21,000	5,250		5,250	—	15,750	15,750

Chris Wrolstad	5,000		15,000	1	20,000	5,000		5,000	—	15,000	15,000

Christopher Pusey	3,500	6	10,500	1	14,000	3,500		3,500	—	10,500	10,500

Crestview Capital Master LLC (7)	35,000		—		35,000	35,000	—	35,000	—	—	—

David H. Drennen	—		7,800	8	7,800		4,200	4,200	—	3,600	3,600

David P. White	—		2,038	2	2,038		2,038	2,038	—	—	—

Doug Aquililla	—		12,600	9	12,600		12,600	12,600	—	—	—

Dr. Paul Dragul IRA	8,500		4,076	2	12,576		4,076	4,076	8,500	—	8,500

EARNCO MPPP (10)	—		4,076	2	4,076		4,076	4,076	—	—	—

ECAP Ventures LLC (10)	—		4,076	2	4,076		4,076	4,076	—	—	—

Edward C. Larkin (11)	—		16,800	9	16,800		16,800	16,800	—	—	—

Edward H. Bacon	—		4,076	2	4,076		4,076	4,076	—	—	—

Fiserv Trust CO Brian Curd IRA FBO 00197757001	3,500		10,500	1	14,000	3,500	—	3,500		10,500	10,500

Gail Cohen	—		1,700	9	1,700		1,700	1,700	—	—	—

George Johnson IRA (41)	—		3,057	2	3,057		3,057	3,057	—	—	—

Gregory Pusey (38)	284,487	39	145,511	40	429,998	14,000	2,423	16,423	270,487	143,088	413,575	6.5%

Growth Ventures, Inc Pension Plan & Trust (12)	17,050		8,152	2	25,202		8,152	8,152	17,050	—	17,050

Guarantee and Trust Co TTEE Douglas H. Kelsall IRA 44648357	7,000		21,000	1	28,000	7,000		7,000	—	21,000	21,000

Guarantee and Trust Co TTEE Kent J. Lund R/O IRA 44652392 (41)	3,500		10,500	1	14,000	3,500		3,500	—	10,500	10,500

Guarantee and Trust Co TTEE Steven D. Plissey R/O IRA 44648908 (41)	3,500		10,500	1	14,000	3,500		3,500	—	10,500	10,500

Guarantee and Trust Co TTEE George A. Johnson IRA R/O 44646297 (41)	5,250		15,750	1	21,000	5,250		5,250	—	15,750	15,750

Guarantee and Trust Co TTEE John David Kucera IRA 44647683	3,000		9,000	1	12,000	3,000		3,000	—	9,000	9,000

Guarantee and Trust Co TTEE Kim J. Gloystein IRA 44652330	7,000		21,000	1	28,000	7,000		7,000	—	21,000	21,000

Guarantee and Trust Co TTEE Lawrence E Bathgate IRA 44646508	7,000	21,000	1	28,000	7,000		7,000	—	21,000	21,000

Guarantee and Trust Co TTEE Richard T. Huebner IRA 44646301 (11) (41)	7,000	21,000	1	28,000	7,000		7,000	—	21,000	21,000

Guarantee and Trust Co TTEE Steven M. Bathgate IRA 44646693 (11) (41)	14,000	42,000	1	56,000	14,000		14,000	—	42,000	42,000

Guarantee and Trust Co TTEE Vicki D.E. Barone IRA 44646315 (11) (41)	3,500	10,500	1	14,000	3,500		3,500	—	10,500	10,500

H. Leigh Severance (13)	36,000	108,000	1	144,000	36,000		36,000	—	108,000	108,000	1.7%

H.L. Severance Inc. Profit Sharing Plan and Trust (13)	8,000	24,000	1	32,000	8,000		8,000	—	24,000	24,000

H.L. Severance, Inc Pension Plan and Trust (13)	28,000	84,000	1	112,000	28,000		28,000	—	84,000	84,000	1.3%

High Capital Funding, LLC (14)	—	66,667	3	66,667		66,667	66,667	—	—	—

Hoff Farms LLP (15)	3,500	10,500	1	14,000	3,500		3,500	—	10,500	10,500

Howard Commander	—	4,167	3	4,167		4,167	4,167	—	(0)	(0)

Insiders Trend Fund (16)	—	16,304	2	16,304		16,304	16,304	—	—	—

J. Daniel Bell	14,000	8,152	2	22,152		8,152	8,152	14,000	—	14,000

James Hosch (17)	—		20,800	18	20,800		16,800	16,800	—	4,000	4,000

James L. Cruce	13,000	19	26,000	21	39,000	7,000		7,000	6,000	26,000	32,000

Javier W. Baz	20,000		60,000	1	80,000	20,000		20,000	—	60,000	60,000	1.0%

Jill Pusey	73,228	20	42,000	1	115,228	14,000		14,000	59,228	42,000	101,228	1.6%

Jill Pusey CF Jacqueline Pusey	28,260		10,500	1	38,760	3,500		3,500	24,760	10,500	35,260

John B. Wright Rev Trust	4,406		4,076	2	8,482		4,076	4,076	4,406	—	4,406

John P. Schmacker	—		900	9	900		900	900	—	—	—

John R. Cohagen	—		4,076	2	4,076		4,076	4,076	—	—	—

Kent Lund & Steve Plissey as Tenants in Common (41)	—		2,038	2	2,038		2,038	2,038	—	—	—

L. Douglas & Patricia McBride	—		4,076	2	4,076		4,076	4,076	—	—	—

Lawrence Chimerine	3,650		4,076	2	7,726		4,076	4,076	3,650	—	3,650

Lazarus Investment Partners LLLP (22)	143,000		429,000	1	572,000	143,000		143,000	—	429,000	429,000	6.4%

Mark A. Bogani	3,500		10,500	1	14,000	3,500		3,500	—	10,500	10,500

Mark and Kangping Loewenstein	35,000		105,000	1	140,000	35,000		35,000	—	105,000	105,000	1.7%

Mary Crews Cohagen	—		4,076	2	4,076		4,076	4,076	—	—	—

Mary L. Hart	—		8,333	3	8,333		8,333	8,333	—	—	—

Michael Donnelly (11)	—		5,500	23	5,500		2,500	2,500	—	3,000	3,000

Nancy Stratton (11)	—		1,188	24	1,188		400	400	—	788	788

Newbridge Securities Corporation (25)	—		54,600	9	54,600		54,600	54,600	—	—	—

Paul W. Lewis	7,000		21,000	1	28,000	7,000		7,000	—	21,000	21,000

RFJM Partners, LLC (26)	—		50,000	3	50,000		50,000	50,000	—	—	—

Richard Lawerence	—		250	9	250		250	250	—	—	—

Richard T. Huebner (11)(41)	—		40,982	27	40,982		18,250	18,250	—	22,732	22,732

Roger May	7,126		189,424	28	196,550	7,126		7,126	—	189,424	189,424	2.9%

Ross Krueger (Profit Sharing)(41)	28,571		85,713	1	114,284	28,571		28,571	—	85,713	85,713	1.4%

Ross T. Krueger (41)	14,000		42,000	1	56,000	14,000		14,000	—	42,000	42,000

Stephen A. Stein (29)	—		10,196	9	10,196		10,196	10,196	—	—	—

Stephen W. Garber	—		4,167	3	4,167		4,167	4,167	—	—	—

Steven M. Bathgate (11)(41)	—		40,488	30	40,488		18,250	18,250	—	22,238	22,238

Tall Oaks LLC (31)	—		4,167	3	4,167		4,167	4,167	—	—	—

Talon Opportunity Partners, L. P. (32)	—		8,993	2	8,993		8,993	8,993	—	—	—

Tessa M. St. John Rev Trust	3,430		4,076	2	7,506		4,076	4,076	3,430	—	3,430

The Baral-Reisinger Family Trust dtd 4/8/03, as amended (33)	40,000		120,000	1	160,000	40,000		40,000	—	120,000	120,000	1.9%

The Don and Verla Yager Living Trust	3,500	6	10,500	1	14,000	3,500		3,500	—	10,500	10,500	1

Theresa Ehrlich	8,525		4,076	2	12,601		4,076	4,076	8,525	—	8,525

Thomas D. Wolf	3,500		11,859	34	15,359	3,500	1,359	4,859	—	10,500	10,500

Thomas R. Marinelli (35)	34,101		124,726	2,35	158,827		16,304	16,304	34,101	108,422	142,523	2.2%

Vermut Weinberger Living Trust - c\o T Weinberger TTEE	7,000	6	21,000	1	28,000	7,000		7,000	—	21,000	21,000

Vicki D.E. Barone (11) (41)	1,603		43,765	36	45,368	1,603	18,250	19,853	—	25,515	25,515

Vincent Schmitz	56,000		168,000	1	224,000	56,000		56,000	—	168,000	168,000	2.6%

Vision Opportunity Master Fund, Ltd.(37)	825,000	37	2,580,000	1	3,405,000	825,000		825,000	—	2,580,000	2,580,000	29.2%

Warren F. Ehrlich	12,095		4,076	2	16,171		4,076	4,076	12,095	—	12,095

Yager Marital Life Estate Trust	—		4,076	2	4,076		4,076	4,076	—	—	—

Joseph L. Duarte (29)	—		7,794	9	7,794		7,794	7,794	—	—	—

Anthony Sica (29)	—		7,078	9	7,078		7,078	7,078	—	—	—

Joseph A. Alagna (29)	—		13,240	9	13,240		13,240	13,240	—	—	—

Michael Mondello (29)	—		392	9	392		392	392	—	—	—

Bradford M. Pine (29)	—		458	9	458		458	458	—	—	—

Thomas Briguccia (29)	—		124	9	124		124	124	—	—	—

Kim Gloystein IRA (41)	—		3,057	2	3,057		3,057	3,057	—	—	—

Totals	1,888,032		5,202,981		7,091,013	1,421,800	476,962	1,898,762	466,232	4,726,019	5,192,251

1	33.33% of these rights represent common stock issuable upon exercise of “A”warrants, whether or not presently exercisable, 33.33% of these rights represent common stock issuable upon exercise of “B” warrants, whether or not presently exercisable, and 33.33% of these rights represent common stock issuable upon exercise of the “SWATW” warrants, whether or not presently exercisable.

2	Rights represent shares issuable under the 2004 Investor Warrants.

3	Rights represent shares issuable under the 2005 Bridge Loan Warrants.

4	Control person is Blair Haarlow, Assistant Portfolio Manager.

5	Includes: (i) 2,500 shares of common stock issuable under the 2005 Representative Option and (ii) 1,000 shares of common stock issuable under 2006 Placement Agent Warrants.

6	Beneficial shares consist of shares of common stock issuable upon exercise of the registrant’s Series A Convertible Preferred Stock, whether or not presently convertible.

7	Crestview Capital Partners, LLC (“CCP”) is the sole managing member of Crestview Capital Master, LLC (“CCM”) and may be deemed to have sole voting and investment power with respect to the securities beneficially owned by CCM. CCP disclaims beneficial ownership of these securities. The Managing Members of CCP are Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom may be deemed to have voting and dispositive power over securities beneficially owned by CCM, and each of whom also disclaims beneficial ownership of these securities. Mr. Flink is an affiliate of a broker-dealer and it has been confirmed to us that the securities were acquired to be resold in the ordinary course of business and that there are no arrangements with any other persons, whether directly or indirectly, to dispose of the securities.

8	Includes: (i) 4,200 shares of common stock issuable under the 2005 Representative Option and (ii) 3,600 shares of common stock issuable under 2006 Placement Agent Warrants.

9	Represents shares of common stock issuable under the 2005 Representative Option

10	Control person is Earnest Mathis.

11	Investor (or beneficiary of Investor’s IRA) is employed by Bathgate Capital Partners, which served as Placement Agent \ Co-Underwriter for the registrant’s 2004 private offering and the 2005 Initial Public Offering.

12	Control Person is Gary McAdam.

13	Does not include shares or warrants held by one or more of H. Leigh Severance, H.L. Severance, Inc. Pension Plan, and H.L. Severance, Inc. Profit Sharing Plan, and reported elsewhere in this table.

14	Control Person is Frank Hart

15	Control Person is R. Paul Hoff.

16	Control Person is Anthony Marchese, G.P..

17	Investor (or beneficiary of Investor’s IRA) is employed by Newbridge Securities Corporation, which served as Co-Underwriter for the registrant’s 2005 Initial Public Offering.

18	Includes: (i) 16,800 shares of common stock issuable under the 2005 Representative Option and (ii) 4,000 shares of common stock issuable under 2006 Placement Agent Warrants.

19	Beneficial shares include 7,000 shares of common stock issuable upon exercise of the registrant’s Series A Convertible Preferred Stock, whether or not presently convertible.

20	Includes: (i) 8,760 shares of common stock held by Jill Pusey IRA and 14,000 shares of common stock issuable upon exercise of the registrant’s Series A Convertible Preferred Stock, whether or not presently convertible. Does not include shares and warrants held by this selling stockholder’s spouse or shares held by this selling stockholder as custodian for a child. Such shares and warrants are reported elsewhere in this table.

21	Includes i) 7,000 shares of common stock issuable upon exercise of "A" warrants, whether or not presently exercisable, ii) 7,000 shares of common stock issuable upon exercise of "B" warrants, whether or not presently exercisable, iii) 12,000 shares of common stock issuable upon exercise of the "SWATW" warrants, whether or not presently exercisable.

22	Control Person is Justin Borus.

23	Includes: (i) 2,500 shares of common stock issuable under the 2005 Representative Option and (ii) 3,000 shares of common stock issuable under 2006 Placement Agent Warrants.

24	Includes: (i) 400 shares of common stock issuable under the 2005 Representative Option and (ii) 788 shares of common stock issuable under 2006 Placement Agent Warrants.

25	Newbridge Securities Corporation served as Co-Underwriter for the registrant's 2005 Initial Public Offering. Control Persons are Guy Amico, President, Scott Goldstein, CEO and Robert P. Speitler, CFO.

26	Control Person is Jeffrey Markowitz, Managing Member.

27	Includes: (i) 18,250 shares of common stock issuable under the 2005 Representative Option and (ii) 22,732 shares of common stock issuable under 2006 Placement Agent Warrants.

28	Includes i) 7,126 shares of common stock issuable upon exercise of “A” warrants, whether or not presently exercisable, ii) 7,126 shares of common stock issuable upon exercise of “B” warrants, whether or not presently exercisable, iii) 7,126 shares of common stock issuable upon exercise of the “SWATW” warrants, whether or not presently exercisable and iv) 168,046 shares of common stock issuable under 2006 Placement Agent Warrants..

29	Investor (or beneficiary of Investor’s IRA) is employed by Joseph Gunnar & Co., LLC, which served as Co-Underwriter for the Company’s 2005 Initial Public Offering.

30	Includes: (i) 18,250 shares of common stock issuable under the 2005 Representative Option and (ii) 22,238 shares of common stock issuable under 2006 Placement Agent Warrants.

31	Control Person is David Rapaport.

32	Control Person is Bruce Beerbower, Chief Financial Officer.

33	Control Person is Lance Baral.

34	Includes i) 3,500 shares of common stock issuable upon exercise of “A” warrants, whether or not presently exercisable, ii) 3,500 shares of common stock issuable upon exercise of “B” warrants, whether or not presently exercisable, iii) 3,500 shares of common stock issuable upon exercise of the “SWATW” warrants, whether or not presently exercisable and iv) 1,359 shares of common stock issuable under the 2004 Investor Warrants.

35	Investor is a Director and Chief Executive Officer of registrant. Includes 108,422 shares issuable under registrant’s 2004 Stock Incentive Plan, whether or not presently exercisable and 16,304 shares of common stock issuable under the 2004 Investor Warrants.

36	Includes i) 1,603 shares of common stock issuable upon exercise of “A” warrants, whether or not presently exercisable, ii) 1,603 shares of common stock issuable upon exercise of “B” warrants, whether or not presently exercisable, iii) 1,603 shares of common stock issuable upon exercise of the “SWATW” warrants, whether or not presently exercisable, iv) 18,250 shares of common stock issuable under the 2005 Representative Option and v) 20,706 shares of common stock issuable under 2006 Placement Agent Warrants.

37	Control Person is Adam Benowitz, Director. Beneficial shares include 648,000 shares of common stock issuable upon exercise of the registrant’s Series A Convertible Preferred Stock, whether or not presently convertible.

38	Investor is a Director and Secretary of registrant.

39	Includes: i) 14,000 shares of common stock issuable upon exercise of the registrant’s Series A Convertible Preferred Stock, whether or not presently convertible, ii). 5,435 shares of common stock held by Cambridge Holdings Ltd, and iii) 12,275 shares of common stock held by Gregory Pusey IRA. The selling stockholder is president, director and principal shareholder of Cambridge Holdings Ltd. The selling stockholder disclaims beneficial ownership of the securities held by Cambridge Holdings Ltd and inclusion in this table shall not be deemed an admission that the selling stockholder is beneficial owner of these securities for purpose of Section 16 or for any other purpose. Does not include shares and warrants held by this selling stockholder’s spouse or this selling stockholder’s spouse as custodian for a child. Such shares and warrants are reported elsewhere in this table. The selling stockholder disclaims beneficial ownership of such shares and warrants and inclusion in this table shall not be deemed an admission that the selling stockholder is beneficial owner of such shares and warrants for purpose of Section 16 or for any other purpose.

40	Includes 96,086 shares issuable under registrant’s 2004 Stock Incentive Plan, whether or not presently exercisable and Includes i) 14,000 shares of common stock issuable upon exercise of “A” warrants, whether or not presently exercisable, ii) 14,000 shares of common stock issuable upon exercise of “B” warrants, whether or not presently exercisable, iii) 14,000 shares of common stock issuable upon exercise of the “SWATW” warrants, iv) 5,000 shares of common stock issuable upon exercise of the “SWATW” warrants, owned by Cambridge Holdings Ltd., whether or not presently exercisable and v) 2,423 shares of common stock issuable under the 2004 Investor Warrants.

41	Does not include shares or warrants held by this selling stockholder’s IRA or profit sharing plan, as applicable, and reported elsewhere in this table.

*	Holders of more than 1% of the outstanding shares of registrant’s common stock is computed after assumed sale of securities being offered; with denominator including total common shares and assumed conversion of Series A Preferred Shares plus individual investors shares underlying warrants remaining after assumed sale.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	to cover short sales made after the date that this registration statement is declared effective by the SEC;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus, upon the companies notification in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon the our notification in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling stockholder that it may not use shares registered in this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

We are required to pay all fees and expenses incident to the our registration of the shares, but we will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of these shares of our common stock by the selling stockholders. Furthermore, pursuant to Regulation M, a person engaged in a distribution of securities is prohibited from bidding for, purchasing or attempting to induce any person to bid for or purchase our securities for a period beginning five business days prior to the date of this prospectus until such person is no longer a selling stockholder. These regulations may affect the marketability of these shares of our common stock.

LEGAL MATTERS

The validity of the common stock and warrants being offered hereby will be passed upon for us by Brownstein Hyatt Farber Schreck, P.C., Denver, Colorado.

EXPERTS

The financial statements of Security With Advanced Technology, Inc. as of December 31, 2005 and for each of the years in the two-year period then ended, incorporated herein by reference, have been so incorporated in reliance upon the report of GHP Horwath, P.C., independent registered public accounting firm, which describes an uncertainty related to our ability to continue as a going concern, given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock and warrants offered by this prospectus.

We are subject to the informational requirements of the Exchange Act and are required to file annual and quarterly reports, proxy statements and other information with the SEC. You can inspect and copy reports and other information filed by us with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. The SEC also maintains an Internet site at http:\\www.sec.gov that contains reports, proxy and information statements regarding issuers, including us, that file electronically with the SEC.

You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or the supplement.

We are “incorporating by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about us and our finances. This prospectus incorporates by reference:

•	Our annual report on Form 10-KSB for the year ended December 31, 2005.

•	Our quarterly reports on Form 10-QSB for the three month period ended March 31, 2006, the six month period ended June 30, 2006 and the nine month period ended September 30, 2006.

•	Our current reports on Form 8-K filed with the SEC on January 4, 2007, October 17, 2006, October 10, 2006, October 3, 2006, September 5, 2006, August 15, 2006, July 27, 2006, June 22, 2006 and June 14, 2006.

•	Our definitive proxy statements on Schedule 14A filed with the SEC on November 30, 2006 and September 20, 2006.

•	The description of our common stock contained in our registration statement on Form SB-2 filed with the SEC on October 28, 2005.

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act from the date of this prospectus to the end of the offering of the common stock under this prospectus shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Security With Advanced Technology, Inc.
10855 Dover St., Suite 1000
Westminster, CO 80021
(303) 439-0372.

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY

Limitation of Director Liability

Our bylaws limit the liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Colorado Business Corporation Act. This limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Indemnification

Our bylaws require that we defend and indemnify our officers and directors to the full extent permitted by Colorado law. Under Colorado law, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because he or she was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding. Under Colorado law, a corporation may indemnify an individual who is a party to a proceeding because he or she is or was an officer or director against liability incurred in the proceeding if the officer or director:

•	acted in good faith;
•	if acting in an official capacity, reasonably believed that his or her conduct was in the best interests of the corporation; and
•	in all other cases, reasonably believed that his or her conduct was at least not opposed to the best interests of the corporation.

Under Colorado law, a corporation may not indemnify an officer or director if:

•	in connection with a proceeding by or in the right of the corporation (i.e., a derivative action) in which the director or officer is adjudged liable to the corporation; or
•	in connection with any other proceeding charging that the director or officer derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. No dealer, sales person or any other person has been authorized in connection with this offering to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the circumstances of the Company or the facts herein set forth since the date hereof.